Exhibit 12.1

	ComEd Company
	Ratio of Earnings to Combined Fixed Charges
							Six Months
							Ended
		Years Ended December 31,					June 30,
		2013	2014	2015	2016	2017	2018
	Pre-tax income from continuing operations before adjustment	$401	$676	$706	$679	$984	$417
Less:	Capitalized interest	(5)	(2)	(4)	(8)	(8)	(6)
	Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	$396	$674	$702	$671	$976	$411
	Fixed charges:
	Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	$575	$311	$331	$465	$365	$179
	Interest component of rental expense (a)	5	5	4	5	3	2
	Total fixed charges	$580	$316	$335	$470	$368	$181

	Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	$976	$990	$1,037	$1,141	$1,344	$592
	Ratio of earnings to combined fixed charges and preferred stock dividends	1.7	3.1	3.1	2.4	3.7	3.3

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.